Correspondence

December 21, 2010

Mr.  Jim B. Rosenberg
Mr. Donald Abbott
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capsalus Corp. Form 10-K for the fiscal year ended December 31, 2009 As amended on May 24, 2010 Form 10-Q for the quarterly period ended September 30, 2010 File Number: 333-146744

Dear Messrs. Rosenberg and Abbott:

Following are Capsalus Corp. responses to your comments. For your convenience, each of the Staff’s comments has been reprinted, whole, or in part, below and our responses are in bold.

Form 10-K for the fiscal year ended December 31, 2009, as amended

Exhibits 31.1 and 31.2

1.	Please file an amendment to word the certifications exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please ensure you address the following items:

•	Identify yourself as the “registrant” throughout the certifications instead of the “Company”;
•	Include the internal control over financial reporting language in the introductory language of paragraph 4 as well as paragraph 4(b) of the certification.
•	Include the parenthetical language “(the registrant’s fourth fiscal quarter in case of an annual report)” in paragraph 4(d).

We have filed an amendment, dated December 21, 2010, to word the certifications exactly as required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements

2.
Please explain to us how you determined the acquisition date fair value of your common stock to be $0.007 per share, which is significantly less than the closing price of $0.07 per share on the April 14, 2010 and the price of $0.08 per share used to convert WhiteHat, the acquired company.

A primary consideration in this acquisition was determining how to value the transaction. The Company’s common stock is thinly traded and WhiteHat shareholders were issued shares equivalent to 45% of the value of the Company as a whole, making valuation of the consideration (our stock) difficult, if not impossible.

Additionally, we determined that, if the closing price of $0.07 was used, we would then record a large goodwill intangible that would be required to be impaired immediately under ASC 350: Intangibles-Goodwill and Other.

Therefore, using the guidance provided in ASC 805: Business Combinations, we then determined that the best way to determine the value of the transaction was to determine the fair value of assets acquired and liabilities assumed at the acquisition date. A portion of the value was derived from the value of equipment, software and web site development based on the depreciated value of those assets on WhteHat’s books, adjusted for usability to Mach One. Additionally, certain notes payable and related accrued interest were assumed by the company. Finally, intangible assets (including trademarks, formulas, client relationships and knowledge) needed to be valued. In order to do this, the Company untilized cash flow projections from WhiteHat management as a basis for computing the net present value of the intangible assets.

Given this approach, the determined value of the transaction resulted in a per share stock value of $0.007 versus the $0.07 closing price on April 14, 2010.

3.
Please explain to us why advances of $103,500 are included in the total purchase consideration and not $400,000 when you disclosed that “pursuant to the terms of the Merger Agreement, as partial consideration (i) $400,000 shall be deposited into a WhiteHat account not later than April 30, 2010, to be used by WhiteHat to pay its legal, accounting, marketing and debt expenses and to further the development of its business…”

The advance of $103,500 was made prior to April 14, 2010, the closing date of the Merger Agreement, and therefore was disclosed in the total purchase consideration. The remaining $296,500 was deposited subsequent to the closing and was recorded as normal intercompany advances for working capital.

Exhibits 31.1 and 31.2

4.
Your certifications provided in your fiscal 2010 Forms 10-Q are not worded exactly as required by Item 601(b)(31) of Regulation S-K. Please confirm that you will address the following revisions in future filings:

•	Include the exact language that identifies the certifying individual at the beginning of the certification.
•	Remove the report descriptions “quarterly” from all the certifications except for the first paragraph.
•	Identify yourself as the “registrant” throughout your certifications instead of the “Company”.

We confirm that our future filings will include certifications that are worded exactly as required by Item 601(b)(31) of Regulation S-K. Specifically, we confirm that we will address the following revisions in future filings:

•	We will include the exact language that identifies the certifying individual at the beginning of the certification.
•	We will remove the report descriptions “quarterly” from all the certifications except for the first paragraph.
•	We will identify ourselves as the “registrant” throughout our certifications instead of the “Company”.

Capsalus Corp. acknowledges that:

           •           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

           •           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           •           The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick G. Sheridan

Patrick G. Sheridan
Chief Financial Officer